Filed by MDC Partners Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: December 22, 2020

MDC Partners, Inc.

Investor Conference Call

Tuesday, December 22, 2020 8:30 AM E.T.

Executives

Alexandra Delanghe, Chief Communications Officer

Mark Penn, Chief Executive Officer

Frank Lanuto, Chief Financial Officer

Analysts

Avi Steiner of JPMorgan

Presentation

Operator: Good morning, and welcome to the MDC Partners Investor Conference Call. (Operator Instructions). After today's presentation, there will be an opportunity to ask questions. (Operator Instructions). Please note this event is being recorded.

I would now like to turn the conference over to Alexandra Delanghe, Chief Communications Officer, followed by Chairman and CEO of MDC Partners and Managing Partner of The Stagwell Group, Mark Penn. Please go ahead.

Alexandra Delanghe: Good morning. Thank you, operator. Welcome to the MDC Partners Conference Call. Today, joining me are Mark Penn, Chairman and Chief Executive Officer of MDC Partners, and Managing Partner of The Stagwell Group, and Frank Lanuto, Chief Financial Officer of MDC Partners.

Before we begin our prepared remarks, I'd like to remind you that the following discussion contains forward-looking statements and non-GAAP financial data. Forward-looking statements about the company, including those related to earnings guidance, are subject to uncertainties referenced in the cautionary statements included in our press release and slide presentation, and are further detailed in the company's Form 10-K and subsequent SEC filings.

For your reference, we've posted an investor presentation to our website. We also refer you to yesterday's slide presentation for definitions, explanations and reconciliations of non-GAAP financial data.

And now to start the call, I'd like to turn it over to our Chairman and Chief Executive Officer, Mark Penn.

Mark Penn: Thank you, and good morning. We appreciate your joining on such short notice. It's a pleasure to be here with some clients, colleagues and shareholders to discuss the exciting next steps in the evolution of MDC and Stagwell. Joining me on the call today is Frank Lanuto, MDC's Chief Financial Officer.

I'd like to note upfront that there's an investor presentation, as well as an informative video, available on our Investor Relations website that will supplement our discussion.

It's a new day for MDC and Stagwell. This morning, we announced that we entered into a definitive agreement for an all-stock combination of MDC Partners and The Stagwell Group, the digital-first technology-enabled marketing consultancy. By uniting the award-winning creative talent of our network with the advanced technology platform of Stagwell, we're unleashing the full power of talent and technology around the world.

This has been a multiyear journey for me, coming from serving as Chief Strategy Officer at Microsoft to form and build Stagwell from the ground up, to managing MDC for almost 2 years, putting its financial house in order and steering it through the most difficult days of the pandemic.

It's not every day a new marketing company is created with over $2 billion in expected revenue, and built on a new generation of services. We're ready to take on the bloated and outdated marketing companies that have not adapted to change fast enough for today's marketplace.

Together, we offer the kind of scale creative performance marketing that today's clients are seeking, the right combination of world-class, award-winning talent and creativity, and the kind of data and technology platform that can get the right [in] to the right person at the right time. We'll create opportunity all around, for our employees, clients and investors.

At the core, these capabilities are built around creating one unified offering that has four best-in-class parts, or as our investor presentation notes, four layers of a delicious cake. First, there is second-to-none creativity and communications. We have some of the best-known names in creative advertising today, Anomaly, Forsman & Bodenfors, 72andSunny.

Precision, media and data capabilities; we'll start off with buying over $4 billion of media in a year, primarily online media. Third, rigorous consumer insights and strategy. Our Harris Poll this year was exceptionally accurate, right on target, and our sophisticated use of millions of consumer interviews we do each year will drive the strategy and targeting for the entire group. And fourth, results-driven technology and digital transformation with over 650 engineers, we will help remake the marketing world, helping companies to convert to new marketing flywheels.

We have core agencies here, such as Code and Theory, Instrument and YML. This highly complementary combination built on these four layers means that the benefits here far exceed the individual qualities of each company. It enables us to complete a global network while expanding directly into new areas of technology. We will triple the percentage of companies operating in the high-growth digital service areas, helping to spring-board the company to significant growth.

The combination also brings with it a host of financial benefits, which Frank will cover in detail, including lower leverage, expanded revenue growth opportunities, operational synergies and expanded pro forma cash generation.

Importantly, we will also be able to accelerate the company's growth over the coming 5 years. Together, we have a plan to grow to $3 billion in revenue in 2025, including acquisitions, organic growth, and new products. We aim to transform the marketing services industry in the way we partner with clients to the business solutions that we provide.

We will grow the combined incredible blue-chip client base of both companies, as they offer services to top technology, home products, automotive and Fortune 100 and 500 corporations in all verticals. We will offer expanded online marketing services and growing sophisticated and crisis communications areas, and in the issues marketing space that is growing by leaps and bounds into the foreseeable future, marketing has changed and this is the first company out there that can grow and expand to meet those challenges here in the United States and in the rest of the world with just the right balance of talent and technology.

With this new model, we're able to capitalize on the prudent strengths of each organization, ad investment and development and our capabilities and talent, and build an offering that can leapfrog the traditional holding companies and consultancies out there. We won't just supply digital marketing services, but we will engineer digital marketing products that will provide unique platforms and growing SaaS revenue for the new company.

From a strategic standpoint, this combination offers several compelling advantages. As a combined entity with complementary assets, offers integrated services, it has the potential to produce 5%-plus annual organic growth driven by 10% to 15% digital marketing growth and complementary capabilities, and 9%-plus overall annual growth including new products and acquisitions.

It also has the potential to generate over $200 million of pro forma cash generation in 2021, providing ample liquidity, reducing balance sheet liabilities and investing in growth.

We also see incredible opportunities to drive scale from expanded digital and technology products. At MDC, we've long committed to being a digital-first organization with an eye towards creating data-powered media offerings that combine CRM, offline media and performance marketing into a world-class, digitally-focused platform. Together with Stagwell, we vastly accelerate this commitment more than tripling MDC's high-growth digital offerings with 32% of combined business in digital services.

Combined, we will also have more than 2,000 media experts across 40 global offices, plus creating $4.4 billion spend in integrating media. Stagwell also brings deep experience building, developing its own proprietary products to solve our gaps in the marketing ecosystem.

Our Harris Compass product puts corporate reputation modeling at the fingertip of every marketer. Our Profit product, jointly developed between Stagwell and MDC, uses AI to predict how releases will be covered in the media. Our [qualified] platform runs influencer marketing for major brands. These are just growing out now and have significant future potential.

With a track record of collaboration across disciplines and dedicated engineering teams with growing marketing expertise, we anticipate building additional products that will bring the right technology solutions to our client challenges. That effort should generate meaningful top line growth over time. Specifically, we're targeting $75 million of new revenue from new products by 2025.

We expect our integrated services will also drive upwards of $30 million in annualized cost synergies, which does not include the cost to achieve. Building on our efforts of MDC over the last year and a half, we'll continue to modernize internal workings of our network and drive shared efficiencies and long-term cost savings. This includes continued integration and centralization of our back office services, more cost-efficient procurement, driven by enhanced scale and unified shared services.

Having already delivered similar efficiencies at MDC, we expect it will take roughly 2 years to deliver 90% of these savings. The organization will be led by an executive leadership team with strong experience in value creation and marketing services, made up of leaders from both MDC and Stagwell.

MDC and Stagwell's complementary capabilities will also allow for more collaborate global pitching than ever before, as our reach expands from over 23 -- to 23 countries and 67 cities. We already have a record of joint wins, including [Modona] and Code and Theory, pitched in one major creative plan, unseating decades-long incumbents, while recent media buys for hundreds of millions of dollars generated by some of the Stagwell companies.

We expect the combination to close in the first half of 2021. Until then, let me again express my excitement on how this will amplify the unique skillsets, capabilities and opportunities across our collective network, and unlock phenomenal opportunities for creative collaboration, accelerated growth and investment opportunity.

With that, let me turn things over to Frank.

Frank Lanuto: Thank you, Mark. This transaction will mark an inflection point for both organizations, and gives us the means to accelerate innovation, creativity, growth and profitability that will deliver value to all company stakeholders. From a financial standpoint, the combination brings a number of benefits, including expanded revenue growth opportunities, operational synergies, greater pro forma cash generation and lower leverage.

Let me review each of these benefits. This combination will create a platform to accelerate the company's revenue growth over the coming 5 years. As Mark mentioned, we have a plan to grow to $3 billion in revenue in 2025, driven by a combination of organic growth, new digital revenue streams and M&A.

Organic revenue has the potential to grow 5%-plus, driven by 10% to 15% digital marketing growth and revenue synergies from the complementary, collaborative activities of MDC and Stagwell. New revenue streams from expanded digital and technology products have the potential to add $75 million annually over time. And lastly, we are targeting $325 million of revenue from acquisitions by 2025 from investments and additional services across all the markets and in expanded digital marketing products.

Revenue growth from these targeted areas though is only part of the potential to be realized from the combination. We also expect to drive significant long-term operating efficiencies with an expected $30 million in annualized gross cost synergies. Combined with our earlier efforts to centralize many of the back office functions, we expect to leverage their services and best practices to drive additional savings.

We believe we will incur one-time costs of approximately $24 million to fully achieve these synergies over the next 3 years, with 90% of the cost savings being realized in the first 24 months.

From a cash flow perspective, we will have more than $200 million in pro forma cash generation in 2021, providing ample liquidity for reducing balance sheet liabilities and investing in high-growth digital assets. This metric is based on pro forma adjusted EBITDA less CapEx, cash expense and tax -- cash interest and tax expenses and minority interest.

And to re-emphasize Mark's earlier comments, this combination will significantly strengthen our balance sheet. Pro forma leverage will be lowered from 4.2x to 3.4x after giving full effect for run rate synergies.

Now, turning to the financial outlook, we expect for 2020 MDC to deliver revenue of approximately $1.18 billion, in line with our previous outlook of an organic revenue decline of approximately 10% to 15%, but to also deliver adjusted EBITDA of $180 million to $185 million ahead of the $174 million delivered in 2019. Stagwell's pro forma estimated revenue for 2020 is $890 million with adjusted EBITDA of $138 million.

On a combined basis, we expect 2020 pro forma revenue of $2.065 billion to $2.075 billion, and adjusted EBITDA of $345 million to $350 million, including the full effect of projected synergies.

For 2021, we are targeting between $2.095 billion to $2.135 billion in pro forma projected revenue for the combined entity, and $355 million to $370 million in combined adjusted EBITDA, again, including the full effect of projected synergies.

Moving to timing, we expect the transaction will close in the first half of 2021, subject to receipt of all regulatory approvals and other customary closing conditions.

In closing, we are thrilled to bring this combination to the market. This transaction will enable us to capitalize on the strengths of each organization, and bring together a deep pool of creative talent and enhanced capabilities to deliver the best-in-class solutions modern marketers need. MDC and Stagwell together present an offering that can leapfrog what it will take the traditional holding companies and consultancies years to build. We look forward to sharing more information with you about this opportunity in the near future.

With that, let's please open the line for questions.

Questions and Answers

Operator: We will now begin the question-and-answer session. (Operator Instructions). Avi Steiner of JPMorgan.

Avi Steiner: Just on the 2025 guidance, I had a couple of questions, if I could, one on the 5% annual organic revenue growth driven by the -- I think it said 10% to 15% digital. I guess can you size that digital market opportunity, how big that pool of dollars you're going to play now, really could be now that your -- this figure combined will be a bigger combined company, please.

Mark Penn: Well, I think as you point out, the high-growth digital services that we expect to grow 10% to 15% are roughly about a third of the combined company. I think it's very hard to size that. We believe that that is hundreds of billions of dollars as a marketplace, and we believe that is growing. While the overall marketplace may be a slow grower, in fact, what's happening is that almost all advertising is becoming addressable, and the more all advertising becomes addressable, the more you'll only be able to succeed with clients with the right combination of talent and technology.

So the real answer to your question is the entire advertising marketplace. And what happens here is that as you, I think, are rightly implying, the individual companies were not as strong together in terms of marketing up to larger and larger client assignments and greater stickiness by being integrated into larger client organizations with the more modern services. I hope that answers your question.

Avi Steiner: Okay. Thank you. And then on the M&A component of that growth, I guess are you thinking about that as complementary to the combined company, or perhaps moving into new areas? And then I think M&A historically has been funded with cash and I guess DAC is the rough plan going forward.

Mark Penn: I think that there are two areas that we'd want to continue to invest in. One is making sure that we complete an adequate scale of global offering. Second, to continue to bore into various digital spaces within the marketing community. So as AI becomes more important, as different areas, whether it's influencer marketing, whether it's how we buy media, whether it's around addressable TV, whether it's around digital signage, we'll look, in terms of acquisitions, to invest in those two particular ways.

And then in terms of your question, Stagwell's acquisition model has been less DAC, more direct purchasing. And so we generally -- while I think that's one of the tools, we generally don't emphasize that in the M&A work that we've done.

Avi Steiner: Appreciate that. A couple more clarifications -- I don't know, Frank, if you want to take them, but I didn’t catch the cost to achieve synergies.

Frank Lanuto: Yes, we believe that we'll incur approximately $24 million of one-time cost in terms of expanding financial systems, rearranging contracts, making other certain investments to achieve that run rate of synergies.

Avi Steiner: Thank you. Two more -- and appreciate all the time. Could you just repeat the use of free cash flow that you highlighted, the $200 million-plus, where you think you'd apply that. You already talked about M&A but anything you can help there would be great.

Frank Lanuto: Mark, would you like me to take that one?

Mark Penn: Yes, sure.

Frank Lanuto: So I think it gives us options, Avi. So certainly, we have the opportunity to beyond making investments in either new products or new M&A opportunities, certainly an opportunity to reduce leverage further on the balance sheet to strengthen it further.

Avi Steiner: Okay, great. Very last one, I think pretty easy -- but the preferred debt converting to soft debt here, is that maturity -- is that beyond the existing (inaudible)?

Frank Lanuto: So that's a small piece. We're converting $30 million of face at $25 million, so we're taking approximately a 17% discount on it, so it's advantageous from that standpoint. And that will be a subordinated note payable in 3 years. The rest of the security remains intact as permanent equity.

Avi Steiner: Thank you very much, everyone, for the time.

Operator: (Operator Instructions). Seeing no further questions, this concludes our question-and-answer session.

I would like to turn the conference back over to Mark Penn for any closing remarks.

Mark Penn: Thank you for joining us today. As I said at the outset, it is a new day here [at] both of these companies. It is, I hope, a new day for marketing itself, as we combine talent and technology into the right kind of scale and creative performance that we think the marketplace is looking for. This has advantages on the financial side in terms of the combination, and in the opportunities for continued and strong growth.

Thank you for your continued support of this new effort. We look forward to closing this in early or the first half of 2021. Thank you.

Operator: The conference has ended. You may now disconnect your line. Thank you for attending today's presentation.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, “forward-looking statements”) within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Exchange Act and the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under applicable Canadian securities laws. Statements in this document that are not historical facts, including statements about MDC’s or Stagwell’s beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as “estimate,” “project,” “target,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “should,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue,” or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of MDC, Stagwell and the combined company; information concerning the proposed business combination with subsidiaries of Stagwell (the “Proposed Transaction”); the anticipated benefits of the Proposed Transaction; the likelihood of the Proposed Transaction being completed; the anticipated outcome of the Proposed Transaction; the tax impact of the Proposed Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Proposed Transaction (the “Special Meeting”) the shareholder approvals required for the Proposed Transaction; regulatory and stock exchange approval of the Proposed Transaction; and the timing of the implementation of the Proposed Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the SEC.

These forward-looking statements are subject to various risks and uncertainties, many of which are outside MDC’s control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” in the Proxy/Prospectus, and under the caption “Risk Factors” in MDC’s Annual Report on Form 10-K for the year-ended December 31, 2019 under Item 1A, in MDC’s Quarterly Report on Form 10-Q for the three-months ended March 31, 2020 under Item 1A, in MDC’s Quarterly Report on Form 10-Q for the six-months ended June 30, 2020 under Item 1A and in MDC’s Quarterly Report on Form 10-Q for the nine-months ended September 30, 2020. These and other risk factors include, but are not limited to, the following:

•	an inability to realize expected benefits of the Proposed Transaction or the occurrence of difficulties in connection with the Proposed Transaction;
•	adverse tax consequences in connection with the Proposed Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC’s determination of value and computations of its tax attributes may result in increased tax costs;
•	the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Proposed Transaction;
•	the impact of uncertainty associated with the Proposed Transaction on MDC’s and Stagwell’s respective businesses;
•	direct or indirect costs associated with the Proposed Transaction, which could be greater than expected;
•	the risk that a condition to completion of the Proposed Transaction may not be satisfied and the Proposed Transaction may not be completed; and
•	the risk of parties challenging the Proposed Transaction or the impact of the Proposed Transaction on MDC’s debt arrangements.

You can obtain copies of MDC’s filings under its profile on SEDAR at www.sedar.com, its profile on the SEC’s website at www.sec.gov or its website at www.mdc-partners.com. MDC does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

In connection with the Proposed Transaction, MDC and New MDC will file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of MDC (the “Proxy Statement” and, together with the Form S-4, the “Proxy Statement/Prospectus”). This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Proposed Transaction. When available, MDC will mail the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Proposed Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS, ONCE AVAILABLE, REGARDING THE PROPOSED TRANSACTION IN ITS/THEIR ENTIRETY WHEN THEY BECOME AVAILABLE (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus, when available, and other relevant documents filed by MDC or New MDC with the SEC, at the SEC’s website at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC’s website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or New MDC may file with the SEC in connection with the Proposed Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Proposed Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Proposed Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Proposed Transaction, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus when filed with the SEC. Information regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 5, 2020. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting will be included in the Proxy Statement/Prospectus to be filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Proposed Transaction, the suitability of the Proposed Transaction for you and other relevant matters concerning the Proposed Transaction.